Filed by Above Food Ingredients Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: April 10, 2024

Above Food Announces Effectiveness of Form F-4 Registration Statement in connection with its Proposed

Business Combination with Bite Acquisition Corp.

New York, NY and Regina, SK (April 10, 2024) –– Above Food Corp. (“Above Food” or the “Company”), an innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients and consumer products, and Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”), a special purpose acquisition company, announced today that on April 8, 2024, the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form F-4 (the “Registration Statement”) filed by Above Food Ingredients Inc., a direct and wholly owned subsidiary of Above Food (“New Above Food”). The Registration Statement contains a proxy statement of Bite and a prospectus of Above Food in connection with the previously announced business combination of Above Food and Bite (the “Business Combination”). Upon the closing of the proposed Business Combination, New Above Food will become a public company and is expected to be listed on the New York Stock Exchange under the ticker symbol “ABVE”.

The Registration Statement provides important information about Above Food’s business, differentiated seed-to-fork platform, intellectual property, and vertically integrated manufacturing capabilities, as well as the proposed Business Combination, and the proposals to be considered by Bite's shareholders.

Imminently, Above Food will call its Extraordinary General Meeting (the “Special Meeting”) of its shareholders to vote on the approval and adoption of the Business Combination. The definitive proxy statement will also be mailed to holders of Bite’s common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed Business Combination and related matters. The Bite Extraordinary Shareholder Meeting is expected to take place on April 29, 2024.

Lionel Kambeitz, Chief Executive Officer at Above Food, said: "We are thrilled to have reached this milestone, and to see the progress Above Food has made towards the consummation of the Business Combination, and are working on the next steps, in order to finalize the go-public process. We encourage our fellow Above Food shareholders to support the Business Combination."

The Business Combination is expected to close shortly after shareholder approval at the Special Meeting, subject to the satisfaction of other customary closing conditions.

Above Food’s Investment Highlights

•	Above Food is a scaled, innovative food company leveraging its vertically integrated supply chain to deliver differentiated ingredients to ~260 customers globally and consumer products to ~35,000 retail points of distribution.

•	Well-positioned in a high-growth, US$200 billion plant-based market with multiple macroeconomic demand drivers, including food scarcity and insecurity, global supply chain disruption, ESG and sustainability and deepening sector appeal.

•	Above Food’s vertically integrated sourcing, traceability systems, and regenerative supply chain enables a “Seed-to-Fork” platform that supports a complementary portfolio of ingredients and consumer products.

•	Verification of quality and integrity through extensive food safety and food supply certifications, including BRC AA, HACCP, Regenerative Organic Certified (ROC), Gluten Free Certification Organization (GFCO), USDA Organic, Certified Kosher (COR), Vegan, Tested Glyphosate Clean, and Non-GMO Verified.

•	Ownership and control of proprietary seed genetics, and ongoing trait improvements through agronomy, production protocols and natural genetic selection.

•	Established global distribution network and customer contracts drive revenue predictability.

Advisors

EarlyBirdCapital, Inc. is acting as financial advisor and capital markets advisor to Bite. Roth Capital Partners, LLC will act as lead placement agent, and ATB Capital Markets USA Inc., EarlyBirdCapital, Inc. and Centurion One Capital Corp. will act as placement agents, in connection with a PIPE. Latham & Watkins LLP and Gowling WLG (Canada) LLP are acting as legal counsels to Above Food. Greenberg Traurig LLP is acting as legal counsel to Bite.

About Above Food

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available online at www.abovefood.com and in leading grocers across Canada and the United States.

About Bite Acquisition Corp.

Bite Acquisition Corp is a special purpose acquisition company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Bite is led by Chair and CEO Alberto Ardura and a team of successful industry executives, and venture capital investors who have long track records of operating business in the restaurant and food industries.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Press Release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of Above Food’s and Bite’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food and Bite. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the proposed Business Combination or that the approval of the stockholders of Bite or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the proposed Business Combination; (iii) changes to the structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (v) the risk that the proposed Business Combination disrupts current plans and operations of Above Food as a result of the announcement and consummation of the proposed Business Combination; (vi) failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the proposed Business Combination; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in Bite's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 11, 2024, the Registration Statement and other documents filed, by Bite and/or New Above Food with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this Press Release. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update these forward-looking statements at some point in the future, Bite and Above Food specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Press Release is based on the estimates of Above Food and Bite management. Above Food and Bite obtained the industry, market and competitive position data used throughout this Press Release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food and Bite believe their estimates to be accurate as of the date of this Press Release. However, this information may prove to be inaccurate because of the method by which Above Food or Bite obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

Important Information

This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. Investors and security holders and other interested parties are urged to read the Registration Statement, including any amendments thereto, and any other documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information about Bite, Above Food and the proposed Business Combination. Investors and security holders may obtain free copies of the Registration Statement and the definitive proxy statement to be incorporated by reference therein and filed in connection with the Business Combination (when available) and other documents filed with the SEC by Bite or New Above Food through the website maintained by the SEC at http://www.sec.gov. These documents (when they are available) can also be obtained free of charge from Bite upon written request to Bite by emailing alberto@biteacquisitioncorp.com. The definitive proxy statement will also be mailed to holders of Bite’s common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed Business Combination and related matters.

Participants in the Solicitation

Bite and Above Food and their respective directors and certain of their respective executive officers, other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies with respect to the proposed Business Combination. Information about the directors and executive officers of Bite is included in Bite’s Annual Report on Form 10-K, filed with the SEC on March 11, 2024, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed Business Combination by Bite or New Above Food. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or exchange, or the solicitation of an offer to sell, exchange, buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com